Nokia Corporation Corporate Governance Statement 2022 Exhibit 99.2

“In 2022, we continued delivering on Nokia’s commitment to strong corporate governance and related practices. To do that, the activities of the Board of Directors are structured to develop the Company’s strategy and to enable the Board to support and oversee the management on the delivery of it within a transparent governance framework.” This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2020 (the “Finnish Corporate Governance Code”). Regulatory framework Our corporate governance practices comply with Finnish laws and regulations, our Articles of Association approved by the shareholders and corporate governance guidelines (“Corporate Governance Guidelines”) adopted by the Board of Directors. The Corporate Governance Guidelines reflect our commitment to good corporate governance. They include the directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code adopted by the Securities Market Association. In addition, we comply with the rules and recommendations of Nasdaq Helsinki and Euronext Paris as applicable to us due to the listing of our shares on the exchanges. Furthermore, as a result of the listing of our American Depositary Shares on the New York Stock Exchange (NYSE) and our registration under the US Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer. To the extent compliance with any non-domestic rules would conflict with the laws of Finland, we are obliged to comply with Finnish laws and applicable regulations. There are no significant differences in the corporate governance practices applied by Nokia compared with those applied by U.S. companies under the NYSE corporate governance standards with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares unless shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that the equity compensation plans are approved by the company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards. In addition to the Corporate Governance Guidelines, the Committees of the Board have adopted charters that define each Committee’s main duties and operating principles. The Board has also adopted the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as employees of Nokia’s subsidiaries and affiliated companies (such as joint ventures) in which Nokia owns a majority of the shares or exercises effective control. Furthermore, the Board has adopted the Code of Ethics applicable to our key executives, including the President and CEO, CFO and Corporate Controller. Main corporate governance bodies of Nokia Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the “Finnish Companies Act”), the legislation under which Nokia operates, and Nokia’s Articles of Association, the control and management of Nokia are divided among shareholders at a general meeting of shareholders, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO. General Meeting of Shareholders Nokia’s shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular opportunity to exercise their decision-making power in Nokia. In addition, at the meeting the shareholders may exercise their right to speak and ask questions. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of annual accounts, the distribution of retained earnings shown on the balance sheet, discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor. As of the Annual General Meeting 2020, the Remuneration Policy is presented to the general meeting at least every four years and the Remuneration Report annually as of 2021. Resolutions of the general meeting regarding the policy and the report are advisory. In addition to the Annual General Meeting, an Extraordinary General Meeting may be convened when the Board considers such a meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held. Corporate governance statement 02

Corporate governance framework


General Meeting of Shareholders
External Audit
Board of Directors
Audit, Corporate Governance and Nomination, Personnel, Technology Committees
Internal Audit
President and CEO
Group Leadership Team

The Finnish Companies Act was amended on 11 July 2022 to enable limited liability companies to hold hybrid and virtual-only general meetings. The legal requirements for these type of meetings are stringent in Finland, namely, to protect the shareholders' rights. A virtual general meeting, as defined by the Finnish Companies Act, is a meeting held without a physical meeting venue, where shareholders must be able to exercise their shareholder rights in full and in real-time by virtual means, including by voting in real-time and asking questions orally during the meeting.

Once reliable technical methods for automated foreign shareholder identification become available in Finland, virtual general meetings would improve the position of nominee-registered private shareholders residing outside of Finland, who in practice may have been unable to attend the general meeting in person or be represented by proxy. The benefits of the virtual general meetings would further include the reduced environmental footprint and the ability of the company to hold a general meeting also under extraordinary external circumstances such as navigating through restrictions on physical gatherings. Nokia is actively involved in discussions how to enable the automated identification of foreign shareholders as we believe the Finnish legislation should be considered a model example of protecting shareholders' rights in the hybrid and virtual meetings.

Annual General Meeting 2022 and 2023

The Annual General Meeting 2022 took place at the Company's headquarters in Espoo on 5 April 2022. To prevent the spread of the COVID-19 pandemic, the Board resolved on extraordinary measures pursuant to the temporary legislation approved by the Finnish Parliament on 8 May 2021. The Annual General Meeting 2022 was held without shareholders and their proxy representatives being present at the meeting venue. Participation in the Annual General Meeting and use of shareholder rights was possible only by voting in advance as well as by submitting counterproposals and asking questions in advance. A total of 59 301 shareholders representing a record number of approximately 3 100 million shares and votes participated the Annual General Meeting through advance voting and the Board's proposals were supported by at least 91% of the votes casted. We were pleased to see both the record number of votes as well as the strong shareholders' support received for all of the Board's proposals at the Annual General Meeting 2022.

Nokia Corporation's Annual General Meeting 2023 is planned to be held on 4 April 2023. Proposals of the Board of Directors to the Annual General Meeting 2023 were published on 26 January 2023.

Board of Directors

The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act and Nokia's Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board's Committees.

Election and composition of the Board of Directors

Pursuant to the Articles of Association of Nokia Corporation, we have a Board that is composed of a minimum of seven and a maximum of 12 members. The members of the Board are elected at least annually at each Annual General Meeting with a simple majority of the shareholders' votes cast at the meeting. The term of a Board member begins at the close of the general meeting at which he or she was elected, or later as resolved by the general meeting, and expires at the close of the following Annual General Meeting. The Annual General Meeting convenes by 30 June annually.

Our Board's leadership structure consists of a Chair and Vice Chair elected annually by the Board and confirmed by the independent directors of the Board from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair of the Board assumes the duties of the Chair of the Board in the event he or she is prevented from performing his or her duties.

The independent directors of the new Board also confirm the election of the members and chairs for the Board's Committees from among the Board's independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee's member qualification standards. These elections take place at the Board's assembly meeting following the general meeting.

The Corporate Governance and Nomination Committee's aim is to continually renew the Board to ensure an efficient Board of international professionals with a diverse mix of skills, experience and other personal qualities in line with the diversity principles established by the Board. The Corporate Governance and Nomination Committee considers potential director candidates based on the short- and long-term needs of the Company. In the process to identify and select the candidates matching these needs and desired profiles, the Committee engages search firms and external advisors.

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Board independence

In accordance with the Corporate Governance Guidelines adopted by the Board of Directors, the Board shall have a majority of Directors who meet the criteria for independence as defined by the Finnish Corporate Governance Code (independent of both the company and any significant shareholders who hold at least 10% or more of the total shares or voting rights of the Company) and the rules of the NYSE. Furthermore, all of the members of the Board Committees shall be independent Directors under the relevant criteria for independence required by the Finnish Corporate Governance Code and the applicable rules of the NYSE.

The Board will monitor its compliance with these requirements for Director independence on an ongoing basis. Each independent director is expected to notify the Chair of the Corporate Governance and Nomination Committee, as soon as reasonably practicable, in the event that his or her personal circumstances change in a manner that may affect the Board's evaluation of such director's independence. The Board of Directors evaluates the independence of its members annually and, in addition to this, on a continuous basis with the assistance of the Nomination and Governance Committee.

Board diversity

The Board has adopted principles concerning Board diversity describing our commitment to promoting a diverse Board composition and how diversity is embedded into our processes and practices when identifying and proposing new Board candidates as well as when proposing re-election of current Board members.

At Nokia, diversity is not a static concept but rather a relevant mix of required elements for the Board as a whole that evolves with time based on, among other things, the relevant business objectives and future needs of Nokia. Board diversity is treated as a means of improvement and development rather than an end in itself. Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, tenure, age, nationality, ethnicity, cultural and educational backgrounds, self-declared gender identity, sexual orientation as well as other individual qualities. The Board shall include representatives of more than one gender.

Nokia acknowledges and supports the resolution adopted by the Finnish Government on 17 February 2015 on gender equality on the boards of directors of Finnish large and mid-cap listed companies, as well as the board gender balance directive adopted by the European Parliament on 22 November 2022. We report annually on our objectives relating to equal representation of both genders, the means to achieve them, and the progress we have made in achieving them.

We have met our aim to have at least 40% of the Director positions held by members of the underrepresented genders on our Board composition. Also in the Board composition proposed to the Annual General Meeting 2023, 50% of the Board members are female.

Director time commitments

The Corporate Governance and Nomination Committee monitors closely the time commitments of the Board members and annually reviews the Directors' attendance rate at the Board and relevant Committee meetings to ensure they are able to devote the appropriate time to the Company to carry out their duties and responsibilities. The Corporate Governance Guidelines of the Board include numerical limits and a process for pre-clearance of new roles in public companies. Directors should not serve on more than four other boards of public companies in addition to the Nokia Board, and no more than on three other boards of public companies in addition to the Nokia Board, in case they serve as board chair or lead independent director outside the Nokia Board. The Audit Committee members should not serve on more than two other audit committees of public companies in addition to the Nokia Audit Committee. No positions in excess of these limits may be held without a prior consent by the Chair of the Board and the Chair of the Corporate Governance and Nomination Committee determining that such positions would not impair the Director's service on the Nokia Board or Audit Committee.

The Corporate Governance and Nomination Committee will annually, ahead of preparing the proposal on the Board composition, review and assess the Directors' current and planned time commitments outside the Company to seek affirmation that all Directors acknowledge the time commitment principles set forth in the Corporate Governance Guidelines of the Board.

Current members of the Board of Directors

The Annual General Meeting held on 5 April 2022 elected ten members to the Board for a term ending at the close of the next Annual General Meeting. Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou and Carla Smits-Nusteling were re-elected as Board members. Lisa Hook, Thomas Saueressig and Kai Öistämö were elected as new Board members. Following the meeting, the Board re-elected Sari Baldauf to serve as Chair and Søren Skou as the new Vice Chair of the Board for a term ending at the close of the next Annual General Meeting.

The current members of the Board are all non-executive. For the term that began at the Annual General Meeting 2022, all Board member candidates have been determined to be independent of Nokia and its significant shareholders under the Finnish corporate governance rules and the rules of the NYSE, as applicable.

Currently there are six different nationalities represented on the Board and 40% of the Board members are female.

In addition to biographical information of the Board members, the following table sets forth also the number of shares and American Depositary Shares (ADS) held by the members of the Board at 31 December 2022, when they held a total of 969 511 shares and ADSs in Nokia, which represented approximately 0.02% of our total shares and voting rights excluding shares held by the Nokia Group.

	Gender	Year of Birth	Nationality	Tenure[1]	Independent of the company and major shareholders	Shares[2]	ADSs[2]
Sari Baldauf (Chair)	Female	1955	Finnish	4	Independent	243 148	
Søren Skou (Vice Chair)	Male	1964	Danish	3	Independent	66 377	
Bruce Brown	Male	1958	American	10	Independent		202 941
Thomas Dannenfeldt	Male	1966	German	2	Independent	80 139	
Lisa Hook	Female	1958	American	0	Independent		15 227
Jeanette Horan	Female	1955	British	5	Independent		95 058
Edward Kozel	Male	1955	American	5	Independent		122 944
Thomas Saueressig	Male	1985	German	0	Independent	14 816	
Carla Smits-Nusteling	Female	1966	Dutch	6	Independent	114 045	
Kai Öistämö	Male	1964	Finnish	0	Independent	14 816	

(1) Terms as Nokia Board member before the Annual General Meeting on 5 April 2022.

(2) The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

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Experience and skills of the Board members

	Business Exec role with P&L responsibility	External boardroom roles/ Governance expertise	Finance and accounting	Legal/Public policy/ Compliance	Communications service provider market segment	Enterprise market segment	Technology	Cybersecurity	Environmental/ Social issues
Current Board Members									
Sari Baldauf	✓	✓		✓	✓		✓		✓
Søren Skou	✓	✓		✓		✓			✓
Bruce Brown		✓		✓			✓		✓
Thomas Dannenfeldt		✓	✓		✓	✓	✓		
Lisa Hook	✓	✓	✓	✓	✓	✓	✓		
Jeanette Horan		✓	✓			✓	✓	✓	
Edward Kozel	✓	✓	✓		✓	✓	✓		
Thomas Saueressig	✓	✓			✓	✓	✓	✓	✓
Carla Smits-Nusteling		✓	✓	✓	✓				
Kai Öistämö	✓	✓					✓	✓	✓
Proposed new Board Members									
Timo Ahopelto	✓	✓				✓	✓		
Elizabeth Crain	✓	✓	✓	✓					

Proposed members of the Board of Directors

Proposals of the Board of Directors to the Annual General Meeting 2023 were published on 26 January 2023. On the recommendation of the Board's Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten. Bruce Brown and Edward Kozel have informed that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, the Board proposes, on the recommendation of the Board's Corporate Governance and Nomination Committee, that the following eight current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Thomas Dannenfeldt, Lisa Hook, Jeanette Horan, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö.

Furthermore, the Board proposes, on the recommendation of the Corporate Governance and Nomination Committee, that the following new members be elected to the Board for a term ending at the close of the next Annual General Meeting: Timo Ahopelto, entrepreneur and Founding Partner of Lifeline Ventures, a venture capital firm; and Elizabeth Crain, co-founder and Chief Operating Officer of Moelis & Company, a global investment bank.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors that Sari Baldauf be re-elected to serve as Chair of the Board and Søren Skou be re-elected to serve as Vice Chair of the Board, subject to their election to the Board of Directors. The Board composition proposed to the Annual General Meeting 2023 has representation of six nationalities and 50% of the proposed members are female.

The proposed members of the Board are all non-executive. For the term beginning at the Annual General Meeting 2023, all Board member candidates have been determined to be independent of Nokia and its significant shareholders under the Finnish corporate governance rules and the rules of the NYSE. Any possible changes impacting the independence assessment would be assessed as of the date of the Annual General Meeting.

The Corporate Governance and Nomination Committee has prepared the proposed composition of the Board of Directors to the Annual General Meeting 2023 after careful assessment on proposed Directors' external time commitments, taking into account shareholders' expectations in this regard.

While the prevailing Finnish market practice is to vote on the proposed Board composition as a slate, some of our investors have expressed their preference of being able to vote on Directors individually. Nokia has been actively involved in the initiative to supplement the market practice as well as the Finnish Corporate Governance Code to enable the individual director election method in Finland. We are proud to be among the first Finnish companies to introduce this individual director election method and provide our shareholders with the opportunity to participate in the vote on individual Board member candidates in our forthcoming Annual General Meeting in 2023.

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Biographical details of our current Board members Chair Sari Baldauf b. 1955 Chair of the Nokia Board since 2020. Board member since 2018. Member of the Corporate Governance and Nomination Committee and the Personnel Committee. Master of Business Administration, Helsinki School of Economics and Business Administration, Finland. Bachelor of Science, Helsinki School of Economics and Business Administration, Finland. Honorary doctorates in Technology (Helsinki University of Technology, Finland) and Business Administration (Turku School of Economics and Business Administration and Aalto University School of Business, Finland). Executive Vice President and General Manager, Networks Business Group, Nokia 1998–2005. Various executive positions at Nokia in Finland and in the United States 1983–1998. Member of the Supervisory Board and Member of the Nomination Committee of Mercedes-Benz Group AG. Member of the Board of Directors of Aalto University. Senior Advisor of DevCo Partners Oy. Member of the Board of Directors and Member of the Executive Committee of Technology Industries of Finland. Member of the Supervisory Board of Deutsche Telekom AG 2012–2018. Chair of the Board of Directors of Fortum Corporation 2011–2018. Member of the Board of Directors of Akzo Nobel 2012–2017. Vice Chair Søren Skou b. 1964 Vice Chair of Nokia Board since 2022. Nokia Board member since 2019. Member of the Personnel Committee. MBA (honours), IMD, Switzerland. Bachelor of Business Administration, Copenhagen Business School, Denmark. Maersk International Shipping Education (M.I.S.E.). Chief Executive Officer of A.P. Møller – Mærsk A/S 2016–2022. Chief Executive Officer of Maersk Line 2012–2016. Chief Executive Officer of Maersk Tankers 2001–2011. Variety of executive roles, senior positions and other roles at A.P. Møller – Mærsk since 1983. Chairman of the Board of the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping (a not-for-profit foundation). Member of The European Round Table for Industry. Chair Sari Baldauf Thomas Dannenfeldt Bruce Brown Vice Chair Søren Skou Bruce Brown b. 1958 Nokia Board member since 2012. Chair of the Personnel Committee. Member of the Corporate Governance and Nomination Committee and the Technology Committee. MBA, Xavier University, the United States. BS (Chemical Engineering), Polytechnic Institute of New York University, the United States. Chief Technology Officer of the Procter & Gamble Company 2008–2014. Various executive and managerial positions in Baby Care, Feminine Care, and Beauty Care units of the Procter & Gamble Company since 1980 in the United States, Germany and Japan. Member of the Board of Directors, Chair of the Compensation Committee and member of the Nominating and Corporate Governance Committee of the Glatfelter Company. Member of the Board of Directors, the Audit Committee and the Compensation Committee of Medpace Inc. 2016–2019. Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR) in Singapore 2011–2018. Thomas Dannenfeldt b. 1966 Nokia Board member since 2020. Member of the Audit Committee and the Personnel Committee. Degree in Mathematics, University of Trier, Germany. Chief Financial Officer of Deutsche Telekom AG 2014–2018. Chief Financial Officer of Deutsche Telekom’s German operations 2010–2014. Various operational positions (sales, marketing, customer care, finance and procurement in fixed and mobile business, national and international positions) at Deutsche Telekom 1992–2010. Chair of the Supervisory Board of Ceconomy AG and Chair of the Presidential Committee and Mediation Committee. Member of the Board of Advisors at axxessio GmbH. Member of the Board of Directors of T-Mobile US 2013–2018 and Buy-In 2013–2018. Chair of the Board of Directors of T-Systems International 2013–2018 and EE Ltd. 2014–2016. 06

Lisa Hook b. 1958 Nokia Board member since 2022. Member of the Audit Committee. Juris Doctorate, Dickinson School of Law at Pennsylvania State University, the United States. Bachelor’s degree in Public Policy, Duke University, the United States. President and CEO of Neustar, Inc. 2010–2018. COO of Neustar, Inc. 2008–2010. President and CEO of Sunrocket, Inc. 2006–2007. Executive positions at America Online, Inc. 2000–2004. Previous positions as Partner at Brera Capital Partners, managing director of Alpine Capital Group, LLC., various executive positions at Time Warner, Inc., legal advisor to the Chairman of the Federal Communications Commission, and General Counsel of the Cable Group at Viacom International, Inc. Member of the Board of Directors and Chair of the Risk and Technology Committee of Fidelity National Information Services, Inc. Member of the Board of Directors and Chair of the Consumer Relationships and Regulation Committee of Philip Morris International. Member of the Board of Directors of Ritchie Bros. Auctioneers Inc. and Chair of the Compensation Committee. Member of the Board of Zayo Group and Cube IQ. Chair of Advisory Board of Trilantic Capital Partners. Member of the U.S. National Security Telecommunications Advisory Committee since 2012. Member of the Board of Directors of Ping Identity Holding Corporation 2019–2022, Partners Group Holdings 2020–2021 and Unisys Corporation 2019–2021. Member of the Board of Directors of Neustar, Inc. 2010–2019. Previous Board memberships at RELX Plc and RELX NV, 2006–2016, Covad Communications 2005–2007, Time Warner Telecom 1999–2001, K-12 Inc. and National Geographic Ventures. Honored as a 2012 Penn State Alumni Fellow for leadership in technology by the Dickinson School of Law and Pennsylvania State University. Jeanette Horan b. 1955 Nokia Board member since 2017. Member of the Audit Committee and the Technology Committee. MBA, Business Administration and Management, Boston University, the United States. BSc, Mathematics, University of London, the United Kingdom. Various executive and managerial positions at IBM 1998–2015. Vice President of Digital Equipment Corporation 1994–1998. Vice President, Development of Open Software Foundation 1989–1994. Member of the Supervisory Board at Wolters Kluwer, and the Chair of the Selection and Remuneration Committee. Member of the Board of Advisors at Jane Doe No More, a non-profit organization. Member of the Board of Directors of the Ridgefield Symphony Orchestra, a non-profit organization. Member of the Board of Advisors of Cybereason 2017–2018. Member of the Board of Directors of West Corporation 2016–2017 and Microvision 2006–2017. Edward Kozel b. 1955 Nokia Board member since 2017. Chair of the Technology Committee and member of the Audit Committee. Degree in Electrical Engineering and Computer Science, University of California, the United States. President and CEO of Range Networks 2013–2014. Owner of Open Range 2000–2013. Chief Technology and Innovation Officer and member of the Board of Management of Deutsche Telekom 2010–2012. CEO of Skyrider 2006–2008. Managing Director of Integrated Finance 2005–2006. Senior Vice President, Business development and Chief Technology Officer and Board member of Cisco 1989–2001. Member of the Advisory Board at Telia Ventures 2016–2020. Various Board memberships in 1999–2009. Thomas Saueressig b. 1985 Member of the Executive Board of SAP SE and Global Head of SAP Product Engineering. Nokia Board member since 2022. Member of the Technology Committee. Degree in Business Information Technology, University of Cooperative Education in Mannheim, Germany. Joint Executive MBA from ESSEC, France and Mannheim Business School, Germany. Chief Information Officer of SAP SE 2016–2019, Vice President, Global Head of IT Services of SAP SE 2014–2016. Held various positions at SAP in Germany since 2007, including assignment in the SAP Labs Silicon Valley in Palo Alto, California, the United States. Member of the Young Global Leaders of the World Economic Forum. Member of the Industry Advisory Board of the Munich Institute of Robotics and Machine Intelligence (MIRMI). Lisa Hook Thomas Saueressig Edward Kozel Jeanette Horan 07

Carla Smits-Nusteling b. 1966 Nokia Board member since 2016. Chair of the Audit Committee and member of the Corporate Governance and Nomination Committee. Master’s Degree in Business Economics, Erasmus University Rotterdam, the Netherlands. Executive Master of Finance and Control, Vrije University Amsterdam, the Netherlands. Member of the Board of Directors and Chief Financial Officer of KPN 2009–2012. Various financial positions at KPN 2000–2009. Various financial and operational positions at TNT/PTT Post 1990–2000. Member of the Board of Directors and Chair of the Audit Committee of Allegro.eu SA. Member of the Board of Directors of the Stichting Continuïteit Ahold Delhaize (SCAD) foundation. Chair of the Board of Directors of TELE2 AB 2013–2023. Lay Judge in the Enterprise Court of the Amsterdam Court of Appeal 2015–2022. Member of the Supervisory Board and Chair of the Audit Committee of ASML 2013–2021. Member of the Management Board of the Unilever Trust Office 2015–2019. Kai Öistämö b. 1964 President and CEO of Vaisala Corporation. Nokia Board member since 2022. Chair of the Corporate Governance and Nomination Committee and member of the Technology Committee. PhD in computer science, Tampere University of Technology, Finland. Chief Operating Officer of InterDigital, Inc. 2018–2020. Executive Partner, Siris Capital Group 2016–2018. EVP, Chief Development Officer, Nokia 2010–2014. EVP, Devices Nokia 2008–2010. EVP, Mobile Phones Business Group, Nokia 2006–2008. Several previous positions at Nokia since 1991. Chairman of the Board of Fastems Group 2014–2022. Member of the Board of Directors of Sanoma Group 2010–2021. Chairman of the Board of Helvar Oy Ab 2014–2020. Member of the Board of Directors of Mavenir Plc. 2017–2018. Member of the Board of Directors of Digia / Qt Group Oyj 2015–2018. Member of the Board of Directors of InterDigital, Inc. 2015–2018. Member of the Board of Directors of Oikian solutions Oy 2014–2018. Chairman of the Board, Tampere University 2013–2017. Chairman of the Board of Directors, Tekes 2012–2014. Member of the Board of Directors of Nokian Renkaat Oyj 2008–2010. Carla Smits-Nusteling Kai Öistämö 08

Operations of the Board of Directors The Board represents and is accountable to the shareholders of Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of Nokia’s other stakeholders. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgment on an informed basis, in a manner that they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging this obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also have the power to appoint independent legal, financial or other advisors as they deem necessary. The Company will provide sufficient funding to the Board and to each Committee to exercise their functions and provide compensation for the services of their advisors. The Board is ultimately responsible for, and its duties include, monitoring and reviewing Nokia’s financial reporting process, the effectiveness of related control and audit functions and the independence of Nokia’s external auditor, as well as monitoring the Company’s statutory audit. The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and other financial and non-financial commitments that may not be exceeded without a separate Board approval. In risk management, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are an integral part of Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to “Risk management, internal control and internal audit functions at Nokia—Main features of risk management systems”. The Board has the responsibility for appointing and discharging the President, the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. The Board approves and the independent directors of the Board confirm the compensation and terms of employment of the President and CEO, subject to the requirements of Finnish law, upon the recommendation of the Personnel Committee of the Board. The compensation and terms of employment of the other Group Leadership Team members are approved by the Personnel Committee upon the recommendation of the President and CEO. Board oversight of environmental and social activities and governance practices (ESG) Under our Corporate Governance Guidelines, the Board evaluates Nokia’s environmental and social activities and governance practices (ESG), related risks and target setting as well as their implementation and effectiveness in the Company. In 2022, the Board approved the new enhanced ESG strategy of the Company focusing on the environment, industrial digitalization, security & privacy, bridging the digital divide, and responsible business. The Board also reviewed the related risks and opportunities, approved the targets on climate change and diversity included in the short-term incentive program, monitored them and other ESG targets as well as the evolving ESG requirements and expectations, investor feedback and the disclosure approach. In addition, the Board Committees monitor environmental and social developments and activities in the Company in their respective areas of responsibilities. During 2022, the Audit Committee’s responsibilities included, amongst others, the implementation planning of new climate and other sustainability reporting requirements, as well as oversight of the ethics and compliance program and information and services security risks and maturity. The Audit Committee also annually reviews sustainability disclosures as well as the use of conflict minerals in Nokia’s products presented in the annual reports and the related regulatory filings. The Personnel Committee assists the Board in the incorporation of the ESG related metrics in the incentive structures and oversees the human capital management, including personnel policies and practices related to Nokia culture, physical safety, employee wellbeing, diversity, recruiting, development and retention. The Corporate Governance and Nomination Committee assesses and advises the Board in the environmental, social and governance (ESG) related activities and practices aiming to enhance the governance structure supporting them. The Technology Committee has reviewed how the Company’s new ESG strategy embeds into its technology strategy and roadmaps. While the oversight of the security risks and their management, including cybersecurity, is a Board level responsibility in the Company, the detailed reviews of the different security domains are allocated to the Board’s different committees. The responsibilities of the Audit Committee include oversight of the IT and services security risks and maturity. The Technology Committee oversees the product and customer security risk management. The oversight of the physical risks belongs to the Personnel Committee. 09

Key areas of focus for the Board’s and its Committees’ activities in 2022 The table below sets out a high-level overview of the key areas of focus for the Board’s and its Committees’ activities during the year. February February/March April May July September/October December Board – Business and financial reviews – Q4 and 2021 financials – Strategy – AGM proposals, incl. reinstating dividend – Share buyback program – Annual Policy and Charter review – Review of CEO’s performance, targets and remuneration – Russian invasion of Ukraine – Annual report – Remuneration Report 2021 – AGM and appointing Board Chair, Vice Chair and Committee members – Business and financial reviews – Strategy – Geopolitical update – Investor relations and corporate governance update – Q1 financials – Annual sustainability review – Business and financial reviews – Strategy – Ethics & compliance – Litigation update – Digitalization update – Business and financial reviews – Q2 financials – Strategy – Nokia innovation framework – Annual strategy meeting – External market perspective – Business and financial reviews – Group Leadership Team (GLT) succession planning – Q3 financials – Business and financial reviews – Strategy – Annual and long-range forecast and target setting – Board evaluation – Key risks review – Digitalization update – Investors’ feedback on Nokia ESG Corporate Governance and Nomination Committee – AGM proposals on Board composition and remuneration – Committee compositions – Corporate governance statement – AGM shareholder feedback – Planning of Board composition proposal – Corporate governance developments – Status of Board composition proposal – Board evaluation approach – Board remuneration review and benchmarking – Annual assessment of director commitments – Finalizing Board composition proposal to the AGM – Annual Charter review Personnel Committee – Incentive achievements for 2021 – CEO and GLT performance – Incentive targets and objectives for 2022 – Nokia Equity Program proposal 2022 – Culture – AGM shareholder feedback – GLT remuneration – Human capital risk review – PC Advisor’s market and benchmarking update – Status of 2023 incentive and equity framework – Human capital update – GLT succession planning – 2023 incentive targets – 2023 equity plans – Investor and proxy advisor feedback – Planning of Remuneration Report for 2022 – Annual Charter review Audit Committee – Q4 and 2021 accounting – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – AGM proposals to the Board – Annual report for 2021, including ESG reporting – Auditor reporting – Q1 accounting – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – Cybersecurity; IT and service security – Tax update – Conflict Minerals Reporting – Q2 accounting – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – Finance IT and digitalization – Q3 accounting – Auditor reporting – Ethics and compliance, internal audit, internal controls updates – ESG reporting developments – Treasury update – Pensions update – Audit, internal audit and internal controls updates – Privacy program – Cybersecurity; IT and service security – Annual Charter and Policy Technology Committee – Updates on major innovation and technology trends – Review of strategic technology initiatives – Annual Charter review – Cybersecurity; Group security update and approach – Review of strategic technology initiatives – Cybersecurity; product and customer security – Updates on major innovation and technology trends – Review of strategic technology initiatives – ESG technology strategy and roadmap – Updates on major innovation and technology trends – Review of strategic technology initiatives – Cybersecurity; product and customer security – Review of strategic technology initiatives 10

Key areas of focus for the Board’s and its Committees’ activities in 2022 The table below sets out a high-level overview of the key areas of focus for the Board’s and its Committees’ activities during the year. February February/March April May July September/October December Board – Business and financial reviews – Q4 and 2021 financials – Strategy – AGM proposals, incl. reinstating dividend – Share buyback program – Annual Policy and Charter review – Review of CEO’s performance, targets and remuneration – Russian invasion of Ukraine – Annual report – Remuneration Report 2021 – AGM and appointing Board Chair, Vice Chair and Committee members – Business and financial reviews – Strategy – Geopolitical update – Investor relations and corporate governance update – Q1 financials – Annual sustainability review – Business and financial reviews – Strategy – Ethics & compliance – Litigation update – Digitalization update – Business and financial reviews – Q2 financials – Strategy – Nokia innovation framework – Annual strategy meeting – External market perspective – Business and financial reviews – Group Leadership Team (GLT) succession planning – Q3 financials – Business and financial reviews – Strategy – Annual and long-range forecast and target setting – Board evaluation – Key risks review – Digitalization update – Investors’ feedback on Nokia ESG Corporate Governance and Nomination Committee – AGM proposals on Board composition and remuneration – Committee compositions – Corporate governance statement – AGM shareholder feedback – Planning of Board composition proposal – Corporate governance developments – Status of Board composition proposal – Board evaluation approach – Board remuneration review and benchmarking – Annual assessment of director commitments – Finalizing Board composition proposal to the AGM – Annual Charter review Personnel Committee – Incentive achievements for 2021 – CEO and GLT performance – Incentive targets and objectives for 2022 – Nokia Equity Program proposal 2022 – Culture – AGM shareholder feedback – GLT remuneration – Human capital risk review – PC Advisor’s market and benchmarking update – Status of 2023 incentive and equity framework – Human capital update – GLT succession planning – 2023 incentive targets – 2023 equity plans – Investor and proxy advisor feedback – Planning of Remuneration Report for 2022 – Annual Charter review Audit Committee – Q4 and 2021 accounting – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – AGM proposals to the Board – Annual report for 2021, including ESG reporting – Auditor reporting – Q1 accounting – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – Cybersecurity; IT and service security – Tax update – Conflict Minerals Reporting – Q2 accounting – Auditor reporting – Ethics and compliance, internal audit and internal controls updates – Finance IT and digitalization – Q3 accounting – Auditor reporting – Ethics and compliance, internal audit, internal controls updates – ESG reporting developments – Treasury update – Pensions update – Audit, internal audit and internal controls updates – Privacy program – Cybersecurity; IT and service security – Annual Charter and Policy Technology Committee – Updates on major innovation and technology trends – Review of strategic technology initiatives – Annual Charter review – Cybersecurity; Group security update and approach – Review of strategic technology initiatives – Cybersecurity; product and customer security – Updates on major innovation and technology trends – Review of strategic technology initiatives – ESG technology strategy and roadmap – Updates on major innovation and technology trends – Review of strategic technology initiatives – Cybersecurity; product and customer security – Review of strategic technology initiatives 11

Board evaluation
In line with our Corporate Governance Guidelines, the Board conducts a comprehensive annual performance evaluation, which also includes evaluation of the Board Committees' work, the Board and Committee Chairs and individual Board members. The Board evaluation is conducted as a self-evaluation typically with a detailed questionnaire while an external evaluator is periodically engaged. Feedback is also requested from selected members of management as part of the Board evaluation process. The questions aim to measure and elicit feedback on the processes, structure, accountability, transparency, and effectiveness of the Board and to gain an overview of the issues that are areas of excellence, areas where the Board thinks greater focus is warranted and determining areas where the performance could be enhanced.

Each year, the results of the evaluation are discussed and analyzed by the entire Board and improvement actions are agreed based on such discussions. In 2022, the evaluation process was carried out as a self-evaluation using an external evaluation platform that included both numeric assessments and the possibility to provide more detailed written comments. The questionnaire comprised areas such as Nokia purpose and strategy, Board agenda and meetings, Board members' talent and culture, Board composition and dynamics as well as information, reporting and risk management.

Meetings of the Board of Directors
The Board of Directors constitutes a quorum if more than half of its members are present. The Board held 18 meetings excluding Committee meetings during 2022. In total nine (50%) of these meetings were regular meetings in person or by video connection. The other meetings were held in writing.

Directors' attendance at the Board and Committee meetings in 2022 is set forth in the table below:

	Board Meeting Attendance		Board and Committee Meeting Attendance[(1)]	
Member	Meetings	%	Meetings	%
Sari Baldauf (Chair)	18/18	100	27/27	100
Søren Skou (Vice Chair)	18/18	100	22/23	96
Bruce Brown	18/18	100	32/32	100
Thomas Dannenfeldt	18/18	100	30/30	100
Lisa Hook (as of 5 April 2022)	13/13	100	16/17	94
Jeanette Horan	17/18	94	27/29	93
Edward Kozel	18/18	100	29/29	100
Thomas Saueressig (as of 5 April 2022)	13/13	100	16/16	100
Carla Smits-Nusteling	18/18	100	28/28	100
Kari Stadigh (until 5 April 2022)	5/5	100	7/7	100
Kai Öistämö (as of 5 April 2022)	13/13	100	19/19	100
Average Attendance (%)		99		98

(1) Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Figures exclude directors attending committee meetings as non-voting observers.

Directors meet without the management in connection with each regularly scheduled meeting. According to Board practices, meetings without management present are only attended by non-executive directors. These meetings are chaired by the non-executive Chair of the Board. In case the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors would meet separately at least once annually. In 2022, all members of the Board were non-executive and determined to be independent from Nokia and significant shareholders under the Finnish corporate governance standards and the rules of the NYSE.

Committees of the Board of Directors
The Board of Directors has four committees that assist the Board in its duties pursuant to their respective committee charters. The Board may also establish ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members.

Board of Directors

Audit Committee	Corporate Governance and Nomination Committee	Personnel Committee	Technology Committee
Oversees the accounting and financial as well as non-financial reporting processes of Nokia and the audits of its financial statements as well as the internal controls and compliance program. In addition, oversees ESG related reporting requirements, IT and services security, privacy program as well as tax, treasury and pension activities.	Prepares the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders, oversees the Directors' time commitments and independence and monitors issues and practices related to corporate governance and proposes necessary actions in respect thereof.	Oversees the human capital management related policies and practices at Nokia. Assists the Board in discharging its responsibilities in relation to all compensation and related matters, including remuneration policy and reporting, equity compensation, and remuneration of Nokia's executives and their terms of employment.	Follows major innovation and technology trends and reviews related key initiatives of Nokia. Oversees product and customer security.

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The Audit Committee

The following table sets forth the members of the Audit Committee and their meeting attendance in 2022:

Member	Attendance (meetings)	Attendance %
Carla Smits-Nusteling (Chair)	6/6	100
Thomas Dannenfeldt	6/6	100
Lisa Hook (as of 5 April 2022)	3/4	75
Jeanette Horan	5/6	83
Edward Kozel	6/6	100
Average attendance (%)		92

The Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. As of 5 April 2022, the Audit Committee has consisted of the following five members of the Board: Carla Smits-Nusteling (Chair), Thomas Dannenfeldt, Lisa Hook, Jeanette Horan and Edward Kozel.

The Committee is responsible for assisting the Board in the oversight of:

- the quality and integrity of the Company's financial and non-financial reporting and related disclosures;
- the statutory audit of the Company's financial statements; including the sustainability reporting therein;
- the external auditor's qualifications and independence;
- the performance of the external auditor subject to the requirements of Finnish law;
- the performance of the Company's internal controls, risk management and the assurance function;
- the performance of the internal audit function;
- the Company's compliance with legal and regulatory requirements, including the performance of its ethics and compliance program;
- the monitoring and assessment of any related party transactions;
- the pension liabilities and taxation of the Company; and
- the processes and management related to the cybersecurity of the Company, including IT and services security.

In discharging its oversight role, the Audit Committee has full access to all Company books, records, facilities and personnel. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by Nokia regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns relating to accounting or auditing matters. Nokia's disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of Nokia's financial statements and related disclosures. For further information on internal control over financial reporting, refer to "Risk management, internal control and internal audit functions at Nokia–Description of internal control procedures in relation to the financial reporting process".

Under the Finnish Companies Act, an external auditor is elected by a simple majority vote of the shareholders at the Annual General Meeting for one year at a time. The Audit Committee prepares the proposal to the shareholders, upon its evaluation of the qualifications and independence of the external auditor, of the nominee for election or re-election. Under Finnish law, the fees of the external auditor are also approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor's annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia's external auditor, Deloitte Oy, during 2022 refer to "Auditor fees and services" below.

The Board has determined that all members of the Audit Committee, including its Chair, Carla Smits-Nusteling, are "audit committee financial experts" as defined in the requirements of Item 16A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). Carla Smits-Nusteling and each of the other members of the Audit Committee are "independent directors" as defined by Finnish law, the Finnish Corporate Governance Code and in Section 303A.02 of the NYSE Listed Company Manual.

The Audit Committee meets a minimum of four times a year. The Committee meets separately with the representatives of Nokia's management, heads of the internal audit, and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management.

Audit Committee pre-approval policies and procedures

The Audit Committee of the Board is responsible, among other matters, for oversight of the external auditor's independence, subject to the requirements of applicable legislation. The Audit Committee has adopted a policy regarding an approval procedure of audit services performed by the external auditors of the Nokia Group and permissible non-audit services performed by the principal external auditor of the Nokia Group (the "Pre-approval Policy").

Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in the Pre-approval Policy (general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service requests concerning generally pre-approved services are submitted to an appointed Audit Committee delegate within management, who determines whether the services are within the generally pre-approved services. The Pre-approval Policy is subject to annual review by the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services.

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The Corporate Governance and Nomination Committee

The following table sets forth the members of the Corporate Governance and Nomination Committee and their meeting attendance in 2022:

Member	Attendance (meetings)	Attendance %
Kai Öistämö (Chair) (as of 5 April 2022)	3/3	100
Sari Baldauf	4/4	100
Bruce Brown	4/4	100
Carla Smits-Nusteling	4/4	100
Kari Stadigh (until 5 April 2022)	1/1	100
Average attendance (%)		100

The Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. As of 5 April 2022 the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Kai Öistämö (Chair), Sari Baldauf, Bruce Brown and Carla Smits-Nusteling.

The Committee fulfills its responsibilities by:

- actively identifying individuals qualified to be elected members of the Board as well as considering and evaluating the appropriate level and structure of director remuneration;
- preparing and evaluating the principles regarding Board diversity;
- preparing proposals to the shareholders on the director nominees for election at the general meetings as well as director remuneration;
- monitoring significant developments in the law and practice of corporate governance, including the sustainability-related governance trends and of the directors' duties and responsibilities;
- assisting the Board and each Committee of the Board in its annual performance evaluations, including establishing criteria to be applied in connection with such evaluations;
- developing and administering Nokia's Corporate Governance Guidelines and giving recommendations regarding them to the Board; and
- reviewing Nokia's disclosure in the corporate governance statement.

The Committee has the power and practice to appoint a recruitment firm to identify appropriate new director candidates.

The Personnel Committee

The following table sets forth the members of the Personnel Committee and their meeting attendance in 2022:

Member	Attendance (meetings)	Attendance %
Bruce Brown (Chair)	5/5	100
Sari Baldauf	5/5	100
Thomas Dannenfeldt (as of 5 April 2022)	4/4	100
Søren Skou	4/5	80
Kari Stadigh (until 5 April 2022)	1/1	100
Average attendance (%)		96

The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. As of 5 April 2022 the Personnel Committee has consisted of the following four members of the Board: Bruce Brown (Chair), Sari Baldauf, Thomas Dannenfeldt and Søren Skou.

The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding:

- preparing the Remuneration Policy and the Remuneration Report;
- compensation and terms of employment of the Company's senior management;
- human capital management;
- all equity-based plans;
- incentive compensation plans, policies and programs of the Company affecting executives; and
- possible other significant incentive plans.

The Committee is responsible for preparing the Remuneration Policy, including Nokia's compensation philosophy and principles and ensuring that the Company's compensation programs are performance-based, designed to contribute to long-term shareholder value creation in line with shareholders' interests, properly motivate management, are aligned with the Remuneration Policy as well as support overall corporate strategies.

The Committee also oversees human capital management and periodically reviews the personnel policies and practices of Nokia related to human capital management and social responsibilities relating to its employees, including Company culture, physical safety, employee wellbeing, morale, diversity, equity and inclusion, talent management and development, succession planning, resourcing, recruiting, attrition, retention and employee engagement.

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The Technology Committee

The following table sets forth the members of the Technology Committee and their meeting attendance in 2022:

Member	Attendance (meetings)	Attendance %
Edward Kozel (Chair)	5/5	100
Bruce Brown	5/5	100
Jeanette Horan	5/5	100
Thomas Saueressig (as of 5 April 2022)	3/3	100
Kai Öistämö (as of 5 April 2022)	3/3	100
Thomas Dannenfeldt (until 5 April 2022)	2/2	100
Average attendance (%)		100

The Committee consists of a minimum of three members of the Board who meet applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time. As of 5 April 2022 the Technology Committee has consisted of the following five members of the Board: Edward Kozel (Chair), Bruce Brown, Jeanette Horan, Thomas Saueressig and Kai Öistämö.

In its dialogue with and provision of opinions and advice to the management, the Committee will periodically review:

- the Company's technological competitiveness and new strategic technology initiatives as well as market trends, considering both organic as well as inorganic options to retain or attain competitiveness;
- the Company's approach to major technological innovations;
- key technology trends that may result in disruptive threats or opportunities and the proposals on how to adequately address them;
- high-level risks and opportunities associated with the Company's Research and Development Programs;
- embedding sustainability in the technology roadmaps; and
- the processes and management related to the cybersecurity of the Company, including product and customer security.

Group Leadership Team and the President and CEO

The Group Leadership Team is responsible for the operative management of Nokia. The Group Leadership Team is chaired by the President and CEO. The President and CEO's rights and responsibilities include those allotted to the President under Finnish law.

On 31 December 2022, the Group Leadership Team consisted of 10 members, including the President and CEO, representing six different nationalities. In total 30% of the Group Leadership Team members were female. In addition to biographical information of the Group Leadership team members, the table below sets forth the number of shares and ADSs held by the members as at 31 December 2022, a total of 3 612 050 Nokia shares. These holdings represented approximately 0.06% of our total shares and voting rights excluding shares held by the Nokia Group.

Name	Position	Gender	Year of birth	Nationality	On GLT since	Shares[1]	ADSs[1]
Pekka Lundmark	President and CEO	Male	1963	Finnish	2020	1 289 304	
Nishant Batra	Chief Strategy and Technology Officer	Male	1978	Indian	2021	507 531	
Ricky Corker	Chief Customer Experience Officer	Male	1967	Australian	2019	361 554	
Federico Guillén	President of Network Infrastructure	Male	1963	Spanish	2016	406 408	
Amy Hanlon-Rodemich	Chief People Officer	Female	1972	American	2022	–	
Jenni Lukander	President of Nokia Technologies	Female	1974	Finnish	2019	76 788	
Raghav Sahgal	President of Cloud and Network Services	Male	1962	American	2020	473 310	
Melissa Schoeb	Chief Corporate Affairs Officer	Female	1968	American	2021	127 342	
Tommi Uitto	President of Mobile Networks	Male	1969	Finnish	2019	139 559	
Marco Wirén	Chief Financial Officer	Male	1966	Finnish/Swedish	2020	230 254	

(1) At 31 December 2022, no ADSs were held by the Group Leadership Team members. The number of shares or ADSs includes shares and ADSs received as compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

At present, our Group Leadership Team consists of 11 members, following the appointment of Esa Niinimäki as Chief Legal Officer in January 2023. The current Group Leadership Team has a representation of six different nationalities and 27% of the members are female.

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Biographical details of the current members of the Nokia Group Leadership Team Pekka Lundmark b. 1963 President and Chief Executive Officer (CEO) since 2020. Rejoined Nokia in 2020. Master of Science, Department of Technical Physics, Helsinki University of Technology, Finland. President and CEO, Fortum Corporation, 2015–2020. President and CEO, Konecranes Plc, 2005–2015 and Group Executive Vice President 2004–2005. President and CEO, Hackman Oyj, 2002–2004. Managing Partner, Startupfactory 2000–2002. Various executive positions at Nokia 1990–2000. Commissioner, Broadband Commission for Sustainable Development. Member of the Board, Research Institute of the Finnish Economy (ETLA) and Finnish Business and Policy Forum (EVA). International Member of the Academy, Royal Swedish Academy of Engineering Sciences (IVA). Member of the Board, Finnish Athletics Federation. Chairman of the Board, Confederation of Finnish Industries 2019–2020. Member of the Board, East Office of Finnish Industries 2009–2020. Chairman of the Board, Finnish Energy 2016–2018. Nishant Batra b. 1978 Chief Strategy and Technology Officer (CSTO). Group Leadership Team member since 2021. Joined Nokia in 2021. MBA from INSEAD. Master’s degrees in Telecommunications and in Computer Science, Southern Methodist University, Dallas, the United States. Bachelor’s degree in Computer Applications, Devi Ahilya University, Indore, Madhya Pradesh, India. Executive Vice President and Chief Technology Officer, Veoneer Inc. 2018–2021. Prior to Veoneer Inc. held several senior positions at Ericsson 2006–2018 in the United States, Sweden and India. Member of the Board of Directors of Sensys Gatso Group 2020–2022. Ricky Corker b. 1967 Chief Customer Experience Officer (CCXO). Group Leadership Team member since 2019. Joined Nokia in 1993. Bachelor in Communications and Electronic Engineering from the Royal Melbourne Institute of Technology, Australia. President of Customer Operations, Americas, Nokia 2019–2020. Executive Vice President and President of North America, Nokia 2011–2018. Head of Asia Pacific, Nokia Siemens Networks 2009–2011. Head of Asia North Region, Nokia Siemens Networks 2008–2009. Head of Hutchison Global Customer Business Team, Nokia Siemens Networks 2007–2008. Vice President Asia Pacific, Nokia Networks 2005–2007. Lead Sales Director Asia Pacific, Nokia Networks 2004–2005. Account Director Telstra, Nokia Networks 2002–2003. Account Director Vodafone Australia and New Zealand, and Sales Director Vodafone Asia Pacific Customer Business Team, Nokia Networks 2001–2002. Commercial Director Global Accounts British Telecom, Nokia Networks 2001. Senior sales and marketing positions at Nokia 1993–2001. Federico Guillén b. 1963 President of Network Infrastructure. Group Leadership Team member since 2016. Joined Nokia in 2016. Degree in Telecommunications Engineering, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s degree in Switching & Communication Architectures, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s Degree in International Management, ESC Lyon and Alcatel, France. President of Customer Operations, Europe, Middle East & Africa and Asia Pacific, Nokia 2018–2020. President of Fixed Networks, Nokia 2016–2018. President of Fixed Networks, Alcatel-Lucent 2013–2016. President and Chief Senior Officer of Alcatel-Lucent Spain and Global Account Manager Telefónica, Alcatel-Lucent 2009–2013. Vice President Sales of Vertical Market Sales in Western Europe, Alcatel-Lucent 2009. Head of Regional Support Center, Fixed Access Division for South Europe, Middle East & Africa, India and Caribbean & Latin America, Alcatel-Lucent 2007–2009. President and Chief Senior Officer, Alcatel Mexico and Global Account Manager, Telmex 2003–2007. Various R&D, portfolio and sales management positions with Telettra in Spain, and with Alcatel in Spain, Belgium and the United States 1989–2003. Pekka Lundmark Federico Guillén Ricky Corker Nishant Batra 16

Amy Hanlon-Rodemich b. 1972 Chief People Officer (CPO). Group Leadership Team member since 2022. Joined Nokia in 2022. Master of Human Resources and Organizational Development, University of San Francisco, the United States. Bachelor of Arts in English, Tufts University, Boston, the United States. Chief People Officer, GlobalLogic, a Hitachi Group Company 2019–2022. Vice President, Human Resources, Synopsys, Inc. 2017–2019. Executive Vice President, People Success, Milestone Technologies 2016–2017. Director and Global HR Head, Yahoo 2013–2016. Various positions such as Senior HR Business Partner, Senior Manager, Director, Global Talent Development Operations, VMware 2004–2013. Employee Relations Specialist, Technology Credit Union 2003–2004. Human Resources Manager, CAT Technology 2000–2003. Manager, Staffing Programs, Inktomi Corporation 1996–2000. Member of the Board, Exceptional Women Awardees Foundation. Advisory Board member, Topia, Inc. Advisory Board Member, BrightPlan. Co-Chair and Governing Board Member, CHRO Executive Summit (Evanta). Board Member, Bay Area Executive Development Network. Jenni Lukander b. 1974 President of Nokia Technologies. Group Leadership Team member since 2019. Joined Nokia in 2007. Master of Laws, University of Helsinki, Finland. Senior Vice President, Head of Patent Business, Nokia 2018–2019. Vice President, Head of Patent Licensing, Nokia 2018. Vice President, Head of Litigation and Competition Law, Nokia 2016–2018. Director, Head of Regulatory and Competition Law, Nokia 2015–2016. Director, Head of Competition Law, Nokia 2011–2015. Senior Legal Counsel, Nokia 2007–2011. Visiting lawyer, Nokia 2001. Lawyer, Roschier Ltd. 1999–2007. Esa Niinimäki b. 1976 Chief Legal Officer (CLO) and Board Secretary. Group Leadership Team member since 2023. Joined Nokia in 2007. Master of Laws, Fordham University, School of Law, New York, the United States. Master of Laws, University of Helsinki, Finland. Interim Chief Legal Officer, Nokia 2022–2023. Deputy Chief Legal Officer, Vice President, Corporate Legal and Board Secretary, Nokia 2018–2023. General Counsel, Global Services, Nokia 2015–2018. Head of Corporate Legal, Nokia Solutions and Networks and Head of Finance & Labor Legal, Nokia 2013–2015. Senior Legal Counsel, Legal and IP, India, Middle East and Africa, Nokia 2012–2013. (Senior) Legal Counsel, Corporate Legal, Nokia 2007–2011. Group Legal Counsel, Metsä Group 2005–2007. Associate Lawyer, White & Case LLP 2003–2005. Member of the Market Practice Board of Securities Market Association, Finland; the Advisory Board of the Finnish Listed Companies; the Legal Affairs Committee of the Confederation of Finnish Industries and the Policy Committee of the Directors’ Institute of Finland. Raghav Sahgal b. 1962 President of Cloud and Network Services. Group Leadership Team member since 2020. Joined Nokia in 2017. Master of Science in Computer Systems Management, University of Maryland, the United States. Bachelor of Science in Computer Engineering, Tulane University, New Orleans, the United States. Executive Business Certificate in General Management, Harvard University, the United States. President of Nokia Enterprise 2020. Senior Vice President, Nokia Software 2017–2020. President, NICE Ltd. Asia Pacific and the Middle East 2010–2017. Advisory Board Member, Orga Systems 2010–2014. Vice President, Communications Business Unit, Asia Pacific & Japan, Oracle 2008–2010. Chief Business Officer, Comverse 2005–2006. Executive Vice President, Asia Pacific, CSG 2002–2005. Vice President, Software Products Group Asia Pacific, Lucent Technologies 2000–2002. Melissa Schoeb b. 1968 Chief Corporate Affairs Officer (CCAO). Group Leadership Team member since 2021. Joined Nokia in 2021. Bachelor of Arts in International Relations and Spanish, University of Mary Washington, Virginia, the United States. Fellowship Recipient, Four Freedoms Foundation, Rome, Italy. Vice President, Corporate Affairs, Occidental 2017–2021. Vice President, Communications and Public Affairs, Occidental 2012–2017. Senior Director, Communications and Public Affairs, Occidental 2007–2012. Senior Vice President and Senior Partner, General Manager and other senior positions, FleishmanHillard 2002–2007. Director of Global Communications, Nortel Networks 2000–2002. Vice President, Technology, FleishmanHillard 1998–2000. Business Director, The VenCom Group Inc. 1995–1997. Consultant, London, the United Kingdom and Washington D.C., the United States, Gemini Consulting 1991–1995. Member of the Arthur Page Society and The Seminar. Member of Mary Washington University College of Business Executive Advisory Board. Esa Niinimäki Amy Hanlon-Rodemich Jenni Lukander Melissa Schoeb Raghav Sahgal 17

Tommi Uitto b. 1969 President of Mobile Networks. Group Leadership Team member since 2019. Joined Nokia in 1996. Master’s degree in industrial management, Helsinki University of Technology, Finland. Master’s degree in operations management, Michigan Technological University, the United States. Senior Vice President, Global Product Sales, Mobile Networks, Nokia 2016–2018. Senior Vice President, Global Mobile Broadband Sales, Customer Operations, Nokia Networks 2015–2016. Senior Vice President, West Europe, Customer Operations, Nokia Networks 2013–2015. Head of Radio Cluster (Senior Vice President), Mobile Broadband, Nokia Siemens Networks 2012–2013. Head of Global LTE Radio Access Business Line (Vice President) and Quality, Mobile Broadband Nokia Siemens Networks, 2011–2012. Head of Product Management, Network Systems, Nokia Siemens Networks 2010. Head of Product Management, Radio Access, Nokia Siemens Networks 2009. Head of WCDMA/ HSPA and Radio Platforms Product Management, Nokia Siemens Networks 2008. Head of WCDMA/HSPA Product Line Management, Nokia Siemens Networks 2007. General Manager, Radio Controller Product Management Nokia Networks, 2005–2007. Director, Sales & Marketing (Lead Sales Director), France Telecom/Orange Nokia Networks 2002–2005. Operations Director, Northeast Europe, Central & Eastern Europe and Middle East, Nokia Networks 1999–2002. Marco Wirén b. 1966 Chief Financial Officer (CFO). Group Leadership Team member since 2020. Joined Nokia in 2020. Master’s degree in Business Administration, University of Uppsala, Sweden. Studies in management and strategic leadership, including at Duke Business School, the United States; IMD, Switzerland and Stockholm School of Economics, Sweden. President, Wärtsilä Energy and Executive Vice President, Wärtsilä Group 2018–2020. Executive Vice President and CFO, Wärtsilä Group 2013–2018. Executive Vice President and CFO, SSAB Group 2008–2013. Vice President, Business Control, SSAB Group 2007–2008. CFO, Eltel Networks 2006–2007. Vice President of Business development, Eltel Networks 2004–2005. Head of Service Division, Eltel Networks 2003–2004. Vice President, Corporate Development, Eltel Networks 2002–2003. Vice President, Strategy & Business Development, NCC Group 1999–2002. Head of Strategic Planning, NCC Group 1998–1999. Group Controller, NCC Group 1996–1998. Vice Chair of the Board of Directors of Neste Corporation 2019–2023 and member of the Board of Directors of Neste Corporation 2015–2023. Summary of changes in the Group Leadership Team in 2022 and thereafter The following members stepped down from the Group Leadership Team: ■ Stephanie Werner-Dietz; Chief People Officer, as of 31 August 2022; and ■ Nassib Abou-Khalil, Chief Legal Officer, as of 6 October 2022. The Group Leadership Team was complemented with two new appointments: ■ Amy Hanlon-Rodemich, Chief People Officer, effective as of 24 October 2022; and ■ Esa Niinimäki, Chief Legal Officer, effective as of 25 January 2023. Marco Wirén Tommi Uitto 18

Risk management, internal control and internal audit functions at Nokia Main features of risk management systems We have a systematic and structured approach to risk management. Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Risk management covers strategic, operational, financial, compliance and hazard risks. Key risks and opportunities are analyzed, managed and monitored as part of business performance management. The principles documented in the Nokia Enterprise Risk Management Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes. One of the core principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks, as appropriate, given their roles and duties. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than focusing on eliminating all risks. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key policies reflect implementation of specific aspects of risk management. Overseeing risk is an integral part of the Board’s deliberations. Key risks and opportunities are reviewed by the Group Leadership Team and the Board in order to create visibility on business risks as well as to enable prioritization of risk management activities. The Board’s Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. The Board’s role in overseeing risk includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Description of internal control procedures in relation to the financial reporting process The management is responsible for establishing and maintaining adequate internal control over Nokia’s financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance to the management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. The management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls. The assessment is performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate-level controls and information systems’ general controls. As part of its assessment, the management has documented: ■ the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and which provide discipline and structure to decision-making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate-level controls; ■ the significant processes: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia; ■ the control activities, which consist of policies and procedures to ensure the management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and ■ the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place. Further, the management has also: ■ assessed the design of the controls in place aimed at mitigating the financial reporting risks; ■ tested operating effectiveness of all key controls; and ■ evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year-end. In 2022, Nokia has followed the procedures as described above and has reported on the progress and assessments to the management and to the Audit Committee of the Board on a quarterly basis. Description of the organization of the internal audit function We also have an internal audit function that examines and evaluates the adequacy and effectiveness of our system of internal control. Internal audit reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without involvement of the management. The internal audit staffing levels and annual budget are approved by the Audit Committee. All authority of the internal audit function is derived from the Board. The internal audit aligns to the business by business group and function. Annually, an internal audit plan is developed with input from the management, taking into account key business risks and external factors. This plan is approved by the Audit Committee. Audits are completed across the business focusing on site level, customer level, business project level, IT system implementation, IT security, operations activities or at a Group function level. The results of each audit are reported to the management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the Audit Committee. Internal audit also works closely with our Ethics and Compliance office to review any financial concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits. In 2022, the internal audit plan was materially completed. Due to some continued COVID-19 impacts, a small number of audits had to be rescheduled to 2023. The results of all completed reviews, as well as the rescheduling to 2023 were reported to management and to the Audit Committee. Related party transactions We determine and monitor related parties in accordance with the International Accounting Standards (IAS 24, Related Party Disclosures) and other applicable regulations including the applicable U.S. securities laws. We maintain information on our related parties as well as monitor and assess related party transactions. As a main principle, all transactions should be conducted at arm’s-length and as part of the ordinary course of business. In exceptional cases where these principles would be deviated from, Nokia would set up a separate process to determine the related parties in question and to seek relevant approvals in accordance with internal guidelines and applicable regulations. 19

Main procedures relating to insider administration

Our insider administration is organized according to the applicable European Union and Finnish laws and regulations as well as applicable U.S. securities laws and regulations. In addition, the Board of Directors has approved the Nokia Insider Policy, which sets out Nokia-wide rules and practices to ensure full compliance with applicable rules and that inside information is recognized and treated in an appropriate manner and with the highest integrity. The Nokia Insider Policy is applicable to all directors, executives and employees of Nokia.

Persons discharging managerial responsibilities

Nokia has identified members of the Board of Directors and the Group Leadership Team as persons discharging managerial responsibilities who, along with persons closely associated with them, are required to notify Nokia and the Finnish Financial Supervisory Authority of their transactions with Nokia's financial instruments. Nokia publishes the transaction notifications.

In addition, according to the Nokia Insider Policy, persons discharging managerial responsibilities are obligated to clear with the Head of Corporate Legal a planned transaction in Nokia's financial instruments in advance. It is also recommended that trading and other transactions in Nokia's financial instruments are carried out in times when the information available to the market is as complete as possible.

Closed window

Persons discharging managerial responsibilities are subject to a closed window period of 30 calendar days preceding the disclosure of Nokia's quarterly or annual result announcements, as well as the day of the disclosure. During the closed window period, persons discharging managerial responsibilities are prohibited from dealing in Nokia's financial instruments.

Nokia has imposed this closed window period also on separately designated financial reporting persons who are recurrently involved with the preparation of Nokia's quarterly and annual results announcements. These persons are separately notified of their status as designated financial reporting persons.

Insider registers

Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-specific insider register are prohibited from dealing in Nokia's financial instruments until the project ends or is made public.

Supervision

Our insider administration's responsibilities include internal communications related to insider matters and trading restrictions, setting up and maintaining our insider registers, arranging related trainings as well as organizing and overseeing compliance with the insider rules.

Violations of the Nokia Insider Policy must be reported to the Head of Corporate Legal. Nokia employees may also use channels stated in the Nokia Code of Conduct for reporting incidents involving suspected violations of the Nokia Insider Policy.

Auditor fees and services

Deloitte Oy, based in Helsinki, Finland, served as our auditor for the financial year ended 31 December 2022 and for the financial year ended 31 December 2021. The auditor is elected annually by our shareholders at the Annual General Meeting for the financial year commencing next after the election. On an annual basis, the Audit Committee of the Board prepares a proposal to the shareholders regarding the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election.

The following table presents fees by type paid to Deloitte's network of firms for the years ended 31 December:

EURm	2022	2021
Audit fees[1]	22.7	22.0
Audit-related fees[2]	0.8	1.9
Tax fees[3]	0.4	0.2
All other fees[4]	0.2	0.1
Total	**24.1**	**24.2**

(1) Audit fees consist of fees incurred for the annual audit of the Group's consolidated financial statements and the statutory financial statements of the Group's subsidiaries.

(2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies.

(3) Tax fees include fees billed for: (i) services related to tax compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; compliance reviews, advice and assistance on other indirect taxes; and transaction cost analysis; (ii) services related to tax audits; (iii) services related to individual compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); (iv) services related to technical guidance on tax matters; (v) services related to transfer pricing advice and assistance with tax clearances; and (vi) tax consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers).

(4) Other fees include fees billed for Company establishments; liquidations; forensic accounting, data security, other consulting services and reference materials and services.

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